FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2016

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s Place,

London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK plc

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 Annual General Meeting of the Company will be held at 2 Triton Square, Regent’s Place, London, NW1 3AN on 31 March 2016 at 2.00 p.m. to consider and, if thought fit, to pass the resolutions set out below:

Ordinary Resolutions

1.	To receive the Report of the Directors and the audited accounts for the year ended 31 December 2015.

2.	To approve the Directors’ Remuneration Report for the year ended 31 December 2015.

3.	To appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of this meeting.

4.	To authorise the Directors to determine the auditors remuneration.

5.	THAT in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at the time at which this resolution is passed or at any time during the period for which this resolution has effect, are authorised to:

(a)	make political donations to political parties or independent election candidates in aggregate not exceeding £150,000;

(b)	make political donations to political organisations other than political parties in aggregate not exceeding £150,000; and

(c)	incur political expenditure in aggregate not exceeding £150,000,

during the period beginning with the date of the passing of this resolution and ending on the conclusion of the next Annual General Meeting of the Company. For the purpose of this resolution, the terms “political donation” and “political expenditure” have the meanings as set out in sections 363 to 365 of the Companies Act 2006.

Special Resolutions

6.	THAT the Company be authorised, without conditions, to buy back its own 8⅝% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8⅝% preference shares;

(b)	The lowest price which the Company can pay for 8⅝% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 8⅝% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8⅝% preference shares even though the purchase may be completed after this authorisation ends.

7.	THAT the Company be authorised, without conditions, to buy back its own 10⅜% preference shares. The following terms apply:

(a) The Company may buy up to 200,000,000 10⅜% preference shares;

(b)	The lowest price which the Company can pay for 10⅜% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 10⅜% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10⅜% preference shares even though the purchase may be completed after this authorisation ends.

8.	THAT the Company be authorised, without conditions, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares. The following terms apply:

(a)	The Company may buy up to 13,797 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;

(b)	The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.

Date: 24 February 2016

By Order of the Board

______________________

Shaun Coles

Company Secretary

Registered Office:

2 Triton Square

Regent’s Place

London

NW1 3AN

Registered in England and Wales No. 2294747

Notes:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not also be a member. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights to a different share or shares held by the member.

To be effective the proxy appointment must be completed in accordance with the instructions and received by the Company no later than 48 hours before the time for which the meeting is convened.

Holders of the Company’s preference shares have no entitlement to receive notice of, attend or vote at the meeting.

NOTES TO RESOLUTIONS

Resolution 1

To formally receive the Report of the Directors and the audited accounts for the year ended 31 December 2015.

Resolution 2

To formally approve the Directors’ Remuneration Report for the year ended 31 December 2015.

Resolution 3

To formally appoint the PricewaterhouseCoopers LLP as auditors of the Company to hold office with effect from the end of the meeting.

This resolution is being proposed following the receipt of Letter of Resignation and Statement of Circumstances (the ‘Letters’) from Deloitte, our current auditors, with effect from the end of the meeting. The change in auditors is being driven by the Company’s wider Group’s decision to rotate auditors for the 2016 accounting year.

Resolution 4

To formally authorise the Directors to determine the auditors remuneration.

Resolution 5

The UK Companies Act 2006 states that UK Companies cannot incur any ‘political expenditure’ or make any ‘political donations’ to political organisations, parties or independent election candidates without shareholder approval. The legislation is very broadly drafted and there is a concern amongst many companies, including amongst the Company’s peer group, that normal business activities may be caught by it. For example, it could catch the funding of seminars and other functions that politicians may be invited to, supporting organisations that are involved in policy review and law reform and perhaps even matching employees’ donations to some charities.

Our policy is not to make donations to political parties or election candidates and the resolution is not designed to allow us to do so, it is merely as a precaution in case the legislation is inadvertently contravened. It is also implicit within our Corporate Governance Framework that political donations require Shareholder approval and we are not aware of any instances occurring to date that would require such an approval (and do not expect there to be any).

Resolution 6

To give the Company authority to buy back its 8⅝% preference shares.

Resolution 7

To give the Company authority to buy back its 10⅜% preference shares.

Resolution 8

To give the Company authority to buy back its Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 February 2016	By / s / Shaun Coles
(Authorized Signatory)